                                 April 19, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  1933 Act Filing Desk

                        MICHIGAN CONSOLIDATED GAS COMPANY
                       REGISTRATION STATEMENT ON FORM S-3

Ladies and Gentlemen,

         On behalf of Michigan Consolidated Gas Company, a Michigan corporation (the "Company"), we submit for filing pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, a Registration Statement on Form S-3 in connection with the registration of $200,000,000 aggregate principal amount of the Company's senior debt securities.

         The Company sent $23,540 on April 18, 2005 by wire transfer to the account of the Commission at Mellon Bank, Pittsburgh, Pennsylvania in payment for the registration fee.

         Please contact Richard L. Harden at (212) 309-1246 or the undersigned at (212) 309-1174, if you have any questions in connection with this filing.

                                                     Best regards,

                                                     /s/ Dee Ann Dorsey


cc:      Susan M. Beale
         Teresa M. Sebastian
         Richard L. Harden